Via facsimile: +1 (202) 772-9218 and EDGAR

July 12, 2005

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

Attention:	Julie Sherman, Esq.
Mail Stop 6010

Re:	EPCOS AG - Form 20-F for the year ended September 30, 2004

Dear Ms. Sherman:

We refer to (1) your letter dated July 1, 2005, setting forth the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on our annual report on Form 20-F for the year ended September 30, 2004 (the “2004 20-F”) and (2) the subsequent telephone conversation of July 5, 2005 between you and David B. Rockwell of Sullivan & Cromwell LLP, our external U.S. legal counsel.

Attached hereto please find our responses to the Staff’s comments. For the convenience of the Staff, the text of the comments is repeated in this letter in boldface type.

We hereby acknowledge that

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

EPCOS AG	Sitz der Gesellschaft:	Vorsitzender des Aufsichtsrats:	Mitglieder des Vorstands:
St.-Martin-Str. 53	München	Klaus Ziegler	Gerhard Pegam, Vorsitzender
Postfach 80 17 09	Registergericht HRB 127250		Dr. Wilfried Backes
81617 München			Josef Unterlass
DEUTSCHLAND	Internet: www.epcos.com

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•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 15. Controls and Procedures

1.	Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

2.	We note your statement that “any controls and procedures, no mater how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comments 1 and 2: In response to the Staff’s comments, we intend to file an amendment to the 2004 Form 20-F to revise Item 15 as follows (the marked changes show the differences to the version contained in the 2004 20-F):

“Evaluation of disclosure controls and procedures. EPCOS, under the participation and supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2004. ~~Disclosure~~ Based on that evaluation, the CEO and the CFO concluded that, as of September 30, 2004, EPCOS’ disclosure controls and procedures ~~are~~ were effective and designed to ~~ensure~~ provide reasonable assurance that the material financial and non-financial

EPCOS AG	Sitz der Gesellschaft:	Vorsitzender des Aufsichtsrats:	Mitglieder des Vorstands:
St.-Martin-Str. 53	München	Klaus Ziegler	Gerhard Pegam, Vorsitzender
Postfach 80 17 09	Registergericht HRB 127250		Dr. Wilfried Backes
81617 München			Josef Unterlass
DEUTSCHLAND	Internet: www.epcos.com

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information required to be disclosed in documents filed or submitted with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe our pre-existing disclosure controls and procedures were adequate to enable us to comply with these disclosure obligations, we implemented some changes responding to recent legislation and regulations, primarily to formalize and document procedures already in place. We also established a disclosure committee which consists of certain members of the Company’s senior management. ~~In evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the CEO and CFO concluded that EPCOS’ disclosure controls and procedures were effective.~~”

We also refer to the draft amendment to the 2004 20-F accompanying this letter.

3.	In addition, please revise your filing to also disclose whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Response to Comment 3: EPCOS AG is a “foreign private issuer” within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934. As such, it files with the Commission annual reports on Form 20-F. The requirements for the disclosure referred to in the Staff’s comment are, for foreign private issuers such as EPCOS, found in Item 15 of Form 20-F. While the requirements of Item 15 are largely similar to those of Item 308 of Regulation S-K, there are some differences. Thus, while Item 308(c) refers to changes made in a registrant’s fourth fiscal quarter, Item 15(d) refers to changes that have “occurred during the period covered by the annual report.” See Item 15(d) of Form 20-F and Securities Act Release 33-8238 (footnote 98). EPCOS AG believes that the existing disclosure in the 2004 20-F complies with the Item 15(d) of Form 20-F. We therefore respectfully request that the Staff withdraw this comment.

EPCOS AG	Sitz der Gesellschaft:	Vorsitzender des Aufsichtsrats:	Mitglieder des Vorstands:
St.-Martin-Str. 53	München	Klaus Ziegler	Gerhard Pegam, Vorsitzender
Postfach 80 17 09	Registergericht HRB 127250		Dr. Wilfried Backes
81617 München			Josef Unterlass
DEUTSCHLAND	Internet: www.epcos.com

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Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-13

(a) Principles of Consolidation, page F-13

4.	We note your statement that “Acquisition price is offset against group share of equity as at the acquisition date.” Please clarify what you mean by this statement. Confirm to us that your consolidation policy complies with SFAS 94.

Response to Comment 4: We respectfully note that the statement in Note 2(a) to our consolidated financial statements that the “Acquisition price is offset against group share of equity as at the acquisition date” is intended to clarify that if an ownership interest in an enterprise of less than 100 percent is acquired, the net assets of the acquired enterprise are recognized at fair value to the extent of the ownership interest acquired. The remaining portion of the acquired net assets represents the minority interests’ ownership in the acquired enterprise, which is recognized based on the carrying amounts in the historical financial statements of the acquired enterprise. Our consolidation policies are in full compliance with SFAS No. 94. We believe this statement is useful for German readers of our consolidated financial statements, since under German GAAP, such transaction may also be accounted for by stepping up the minority interest. With the adoption of IFRS by most European listed companies as required by German and EU law in 2005, this alternative German GAAP treatment will no longer be permissible. We will therefore in the future delete this language to clarify our consolidation policies.

Exhibit 31. Certifications of Chief Executive Officer and Chief Financial Officer

5.	We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 20-F that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response to Comment 5: We refer to the response to Comment 3 above. The form of certification to be used by foreign private issuers in annual reports on Form 20-F is set forth in

EPCOS AG	Sitz der Gesellschaft:	Vorsitzender des Aufsichtsrats:	Mitglieder des Vorstands:
St.-Martin-Str. 53	München	Klaus Ziegler	Gerhard Pegam, Vorsitzender
Postfach 80 17 09	Registergericht HRB 127250		Dr. Wilfried Backes
81617 München			Josef Unterlass
DEUTSCHLAND	Internet: www.epcos.com

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Exhibit 12 of the Form 20-F, rather than in Item 601(b)(31). While the two are similar, they are not identical (compare, for example, paragraph 4(d) of Reg S-K Item 601(b)(31) with paragraph 4(d) of Exhibit 12 to Form 20-F). EPCOS believes that the certifications annexed to its 2004 20-F are in compliance with the applicable form, with the modifications temporarily permitted to be made to the introductory language of paragraph 4 and paragraph 4(b) relating to the disclosure of internal controls over financial reporting. We therefore respectfully request that the Staff withdraw this comment.

Form 6-K dated May 4, 2005

Consolidated Statements of Income, page 7

6.	We noted the impairment on goodwill of 11.8 million Euro which was recorded in the second quarter of fiscal 2005. However, we did not see any further discussion as to the facts and circumstances that led to the impairment and the method for determining the fair value. Please tell us and be advised that we would expect to see all the disclosures required by paragraph 47 of SFAS 142 in future filings.

Response to Comment 6: We performed an impairment test on the goodwill associated with our ferrites reporting unit during the second quarter of fiscal 2005 due to a significant adverse change of expected ferrite core sales volume, combined with higher than originally estimated expenses associated with the closing-down of our ferrite manufacturing facility in Bordeaux, France. During the first two quarters of fiscal 2005 and since our last annual impairment test for fiscal 2004, we have experienced a much longer than expected decrease in demand for our ferrite cores. This development, coupled with the higher costs associated with closing down of our manufacturing facility, resulted in a revision to the earnings and cash flow forecasts for the ferrites reporting unit. Based on these circumstances, a goodwill impairment of EUR 11.8 million was recognized in the ferrites reporting unit. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

The above description of the facts and circumstances that lead to the impairment, the amount of the impairment and the method we used to determine the fair value of the reporting unit will be included in the notes to our year-end financial statements in accordance with paragraph 47 of SFAS No. 142. We will also include this disclosure in future interim financial statements.

EPCOS AG	Sitz der Gesellschaft:	Vorsitzender des Aufsichtsrats:	Mitglieder des Vorstands:
St.-Martin-Str. 53	München	Klaus Ziegler	Gerhard Pegam, Vorsitzender
Postfach 80 17 09	Registergericht HRB 127250		Dr. Wilfried Backes
81617 München			Josef Unterlass
DEUTSCHLAND	Internet: www.epcos.com

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* * * * *

In Comment 5, the Staff requested that EPCOS file an amendment to the 2004 20-F that includes the entire filing. Referring also to the telephone conversation of July 5, 2005, we respectfully request that the Staff revise this request if it agrees that the certifications in the 2004 20-F are in compliance with rules that apply to EPCOS. Accordingly, the draft amendment to the 2004 20-F accompanying this letter sets forth only the proposed changes to Item 15, in response to Comments 1 and 2.

Representatives of our company and our external legal counsel are available to consult with you or other members of the Staff should you or they wish to discuss any of the responses contained in this letter or any other matters relating to the 2004 20-F. Please contact Mr. Peter Knoll at 011-49-89-636 26510 or David B. Rockwell of Sullivan & Cromwell LLP at 011-44-20-7959-8575 with any comments or questions you may have.

Sincerely,

/s/ Dr. Wilfried Backes
Dr. Wilfried Backes
Chief Financial Officer
EPCOS AG

(Enclosure)

cc:	Peter Knoll, General Counsel EPCOS AG
David B. Rockwell, Sullivan & Cromwell LLP

EPCOS AG	Sitz der Gesellschaft:	Vorsitzender des Aufsichtsrats:	Mitglieder des Vorstands:
St.-Martin-Str. 53	München	Klaus Ziegler	Gerhard Pegam, Vorsitzender
Postfach 80 17 09	Registergericht HRB 127250		Dr. Wilfried Backes
81617 München			Josef Unterlass
DEUTSCHLAND	Internet: www.epcos.com

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Enclosure to EPCOS Response Letter to SEC dated July 12, 2005

Draft 20-F/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934	☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934	☒

For the fiscal year ended September 30, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934	☐

For the transition period from to

Commission file number: 1-14964

EPCOS AG

(Exact name of Registrant as specified in its charter)

N/A	Federal Republic of Germany
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

St.-Martin Strasse 53, D-81669 Munich, Federal Republic of Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share, no par value, notional value € 1	New York Stock Exchange

Ordinary shares, no par value, notional value € 1*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the trading of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2004: 65,300,000 ordinary shares, no par value, notional value € 1.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐    Not applicable  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

Enclosure to EPCOS Response Letter to SEC dated July 12, 2005

Draft 20-F/A

This amended annual report on Form 20-F/A dated July [•] 2005 is being filed to amend “Item 15. Controls and Procedures” by replacing the first paragraph with the following paragraph:

“Evaluation of disclosure controls and procedures. EPCOS, under the participation and supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2004. Based on that evaluation, the CEO and the CFO concluded that, as of September 30, 2004, EPCOS’ disclosure controls and procedures were effective and designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed in documents filed or submitted with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe our pre-existing disclosure controls and procedures were adequate to enable us to comply with these disclosure obligations, we implemented some changes responding to recent legislation and regulations, primarily to formalize and document procedures already in place. We also established a disclosure committee which consists of certain members of the Company’s senior management.”

Other than the foregoing item, no part of the annual report on Form 20-F filed on March 17, 2005 is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to March 17, 2005.

Enclosure to EPCOS Response Letter to SEC dated July 12, 2005

Draft 20-F/A

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPCOS AG (Registrant)

By:
Dr. Wilfried Backes Chief Financial Officer

Date: July [•], 2005